May 26, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-14817

Dear Mr. Shenk:

This letter is in response to the SEC staff’s comments set forth in your letter dated May 1, 2009, regarding PACCAR Inc’s Form 10-K for the year ended December 31, 2008. We welcome the opportunity to respond to the staff’s comment letter. PACCAR places a high degree of emphasis on providing full and fair disclosures of its financial information to achieve a clear, concise and comprehensive presentation to investors and other financial statement users.  For convenience, each of your letter’s comments has been reproduced in italics. All dollar amounts presented in our response below are in millions.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis, page 24

1.              Please revise to quantify all material factors to which variances are attributed. For example, you state that SG&A declined due to spending reduction worldwide partially offset by the translation effects of stronger foreign currencies, but you do not quantify either of these factors.

Response:  For the year ended December 31, 2008, the decline in selling, general and administrative (SG&A) expense is due to $36.4 of reductions in worldwide spending, partially offset by $15.2 of foreign currency translation effects.  In future filings, the Company will quantify, as appropriate, the factors that caused material changes in significant income statement line items.

2.              Please revise to discuss and analyze cost of sales separately.

Response:  The Company discusses truck segment cost of sales as part of the gross margin discussion on page 25.  Truck segment cost of sales accounts for 93% of total consolidated cost of sales and revenues.  The Company believes this disclosure provides information regarding the primary factors affecting cost of sales.  In future filings the Company’s discussion of gross margin will include the factors affecting cost of sales.

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-7400

PACCAR Building 777-106th Avenue N.E.  Bellevue, Washington 98004

3.              Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, in your disclosure of Financial Services results of operations you state that revenues increased due to higher average finance yields, but you do not provide any qualitative or quantitative analysis that explains to investors what specifically caused this to occur. Similarly, you state in the overview that research and development expense increased due to higher spending. This disclosure does not appear to provide information that would be meaningful to investors’ understanding of why you increased your R&D spending, nor whether this increase is a change that should be expected to continue in the future.

Response: The increase in Financial Services revenues for the year ended December 31, 2008, was due to higher average earning assets, including the benefit of a higher mix of operating lease revenues, partially offset by lower market interest rates.  The Company will provide this type of analysis in future filings.

The Company disclosed on page 24 that the increase in R&D spending was due to higher spending on new vehicle and engine development projects.  Further, on page 27, the Company disclosed the expected range of R&D spending for 2009.  The Company considers its R&D disclosures to be satisfactory.

Liquidity and Capital Resources, page 27

4.              Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows. For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent. In addition, as you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Response: In future filings, the Company will separately discuss operating, investing and financing cash flows.

The revised December 31, 2008 discussion is as follows:

	December 31
	2008	2007	2006
Cash and cash equivalents	$1,955.2	$1,858.1	$1,852.5
Marketable debt securities	175.4	778.5	821.7
	$2,130.6	$2,636.6	$2,674.2

The Company’s total cash and marketable debt securities decreased $506.0 in 2008.

The Company’s total cash and cash equivalents increased $97.1 for the year ended December 31, 2008.  This was primarily the result of $1,304.9 of cash provided by operating activities, offset by $251.9 of cash used in investing activities and $868.1 of cash used in financing activities.

Operating activities:  The Company’s operating cash flow of $1,304.9 decreased $750.5 compared to 2007 mainly due to lower net income, an increase in cash used for net working capital requirements primarily due to higher production inventory and higher funding of dealer vehicle inventory by the Company’s Financial Services segment as production rates in Europe were increasing until the fourth quarter of 2008.

Investing activities:   Cash used in investing activities decreased to $251.9 in 2008 from $1,296.8 in 2007 as the Company liquidated $572.1 of its marketable debt securities portfolio and the Financial Services segment experienced lower new loan and lease originations.

Financing activities:  2008 financing cash out flow of $868.1 was comparable to the 2007 financing cash out flow as the effect of lower net borrowings was offset by lower cash dividends of $629.2 compared to $736.7 in 2007 and lower treasury stock repurchases of $230.6 compared to $360.5 in 2007.

Commitments, page 28

5.              As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response: In future filings, the Company will indicate in a footnote to the Contractual Cash Commitments table that interest payments are excluded as they are not material since the majority of debt is variable rate.  The Company will reference the information regarding significant contractual terms of the Company’s debt and related payments to the Borrowings Note J.

6.              Please revise to format the contractual obligations table consistent with payments due by periods in Item 303(a)(5) of Regulation S-K.

Response:  As shown in the table below, 98% of the Company’s contractual commitments with a maturity more than one year, mature within one to three years.

	Maturity More than One Year
	1-3 Years	3-5 Years	More than 5 Years
Borrowings	$1,909.1	$—	$—
Operating leases	35.8	5.4	—
Purchase Obligations	144.3	11.3	—
Other obligations	11.5	1.6	16.3
	$2,100.7	$18.3	$16.3

In future filings the Company will, depending upon materiality, either add a table such as the one shown above or disclose the percentage of maturities that are due within one to three years.

Critical Accounting Policies, page 29

7.              Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, your disclosure of critical accounting estimates related to the allowance for credit losses refers generally to the likelihood of collecting past due accounts, repossession rates, and the recovery on the underlying collateral, but does not disclose any of the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. Please revise your critical accounting estimates disclosure accordingly and provide us with a copy of your intended revised disclosure. Refer to FR-72.

Response:  With respect to derivative financial instruments and hedging activities, the Company will refer to the discussion of the impact of changes in market rates on derivatives included on page 54 under interest rate risks.  The Company has identified three critical accounting policies for which additional disclosures may be meaningful to the investors.

The Company will add the following to its critical accounting policy for operating leases.

Operating Leases

At December 31, 2008, the aggregate residual values of equipment on operating leases in the Financial Services segment and residual value guarantees on trucks accounted for as operating leases in the Truck segment were $1,127.  A decrease in the estimated equipment residual values would increase annual depreciation expense over the remaining lease term.

We will revise the disclosure for allowance for credit losses to include a more detailed description of the analytical processes used to establish the allowance for credit losses.  The entire revised policy is included below.

Allowance for Credit Losses

The Company determines the allowance for credit losses on financial services receivables based on a combination of historical collection and loss information using past due account data which has demonstrated a correlation to future credit losses as well as current market conditions.  This analysis is dependent on estimates, including assumptions regarding the likelihood of collecting current and past-due accounts, repossession rates and the recovery rate on the underlying collateral based on used truck values and other pledged collateral or recourse.

The Company individually evaluates large accounts with higher risk.  It evaluates all other customers as a group based on past due categories as well as current account balances. The Company has developed a range of specific loss estimates for each of its portfolios by country based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions. Loss estimates at December 31, 2008 range from less than 1% on current accounts to 30% on certain accounts over 90 days past due. A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions and other factors impacting the creditworthiness of the Company’s borrowers and their ability to repay. The projected amount is then compared to the allowance for credit loss balance and an appropriate adjustment is made.

The adequacy of the allowance is evaluated quarterly based on most recent information and expectations about the future.  The Company believes its reserve-setting policies adequately take into account the known risks inherent in the financial services portfolio.  If there are significant variations in the actual results from those estimates, the provision for credit losses and operating earnings may be materially impacted.  See Note E of the consolidated financial statements for further description of accounting policy and methodology related to the allowance for losses.

For pension and other postretirement benefits, the disclosure will be revised as follows.

Pension and Other Postretirement Benefits

The effect of a 50 basis point decrease in the discount rate assumption to pension obligations or a 1% increase in the health care cost trend rate assumption to other post retirement obligations is shown in the following table.

	Amounts based on current assumptions	Increase from a 50 bps decrease in the discount rate	Increase from a 1% increase in healthcare cost trend rate
2008 Net periodic benefit expenses
Net pension expense	$34.0	$11.9	n/a
Net retiree expense	$8.4	$.1	$1.0

December 31, 2008 Benefit obligations
Projected benefit obligation	$1,196.4	$79.8	n/a
Accumulated postretirement benefit obligation	$80.9	$4.1	$8.0

Estimates for critical accounting policies regarding product warranty and income taxes are derived from a combination of factors with no one factor that would significantly change the estimate.  For example, product warranty is not subject to a single market event that would have an immediate impact on the amount reserved for warranty liabilities.  Accordingly, the Company believes the existing Critical Accounting Policies for product warranty and income taxes are satisfactory.

Trade and Other Receivables, page 37

8.              Please revise to provide a description of the accounting policies and methodology used to estimate your allowance for loan losses and doubtful accounts, including an identification of the factors that influence management’s judgment.   To the extent your allowance includes both specific allowances for troubled accounts and a general reserve on the remaining portfolio, please address each separately.  Please also revise to disclose your policy for placing loans and receivables on nonaccrual status, recording payments received on nonaccrual loans and receivables, and resuming accrual of interest.  In addition, revise to disclose your policy for determining past due or delinquency status.  Refer to paragraph 13 of SOP 01-6.  Please provide us with a copy of your intended revised disclosure.

Response: Trade and Other Receivables as presented on page 37 addresses the Company’s policy for truck and other manufacturing receivables. It is the Company’s practice to include the accounting policy for financial statement line items together with the numerical disclosures associated with these line items.  Accordingly the Company’s accounting policy and methodology used to estimate allowance for loan losses is presented on page 39 in Note E to Financial Statements.  The Company will add the following to Note E for Allowance for Losses.

The Company provides specific loan loss reserves for certain large accounts with a higher risk profile.  General loan loss reserves are calculated for the remaining accounts based on the estimated loss expectation for the type of account (retail, wholesale or dealer master note portfolio).  The loss expectations are developed by considering historical loss experience including loss frequency and severity and expectations about the future.  The Company determines past due or delinquency status based on the account’s contractual terms.

The Company’s policy regarding loans on non-accrual status is disclosed on page 37 under Revenue Recognition.  The following will be added to this disclosure:

Payments received while loans are in non-accrual status are applied to interest and principal amounts in accordance with the contractual terms.

Revenue Recognition, page 37

9.              Please revise to state the method and period over which loan origination costs are amortized to interest income.

Response:  The disclosure on the amortization of loan origination costs will be revised as follows:

Certain loan origination costs are deferred and amortized to interest income over the expected life of the contracts, generally three to six years, using the straight line method which approximates the interest method.

Reclassifications, page 37

10.       Please explain to us the nature of and reason for the reclassifications, quantify the amount, the percent change from the amount reported in your prior year Form 10-K, and the financial statement line item impacted by the reclassifications.

Response:   In future filings the Company will include a statement about the materiality of any reclassifications in Note A.  The nature, reasons and amounts related to the reclassifications made in Form 10-K for the year ended December 31, 2008 are described below.

Consolidated Balance Sheet as of December 31, 2007

Value added tax receivables of $82 related to foreign subsidiaries previously reported in Truck and Other - Accounts payable and accrued expenses were reclassified to Truck and Other - Trade and other receivables, net to be comparable to the 2008 presentation, in order to make the treatment of value added taxes consistent among all foreign subsidiaries.  As a result, Total Truck and Other Assets increased by 1.3% and Total Truck and Other Liabilities increased by 2.3%.

Bank loans of $23.3 previously reported in Financial Services - Term debt were reclassified to Financial Services - Commercial paper and bank loans.  This resulted in an increase of 0.6% in Financial Services - Commercial paper and bank loans and a decrease of 0.6% in Financial Services - Term notes.  The reason for the reclassification was that it was considered more meaningful to investors.  In conjunction with this change a separate table was added to the borrowings note on page 40 to show debt maturities by type.

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006

Deferred taxes previously included in Operating Activities Other, net were reported as a separate line item as the amount became significant for separate disclosure in 2008. For comparability the amounts in prior years were broken out separately.

Note D: Finance and Other Receivables, page 38

11.       We note your disclosure of the major categories of finance and other receivables. Please revise to include a description of each of these categories. Please also provide separate disclosure of repossessed assets, including a roll forward of activity related to repossessed assets, losses recognized at the time of repossession and at the time of sale. In addition, please revise to disclose your recorded investment in loans on non-accrual status and the recorded investment in loans past due 90 days or more and still accruing. Please provide us with a copy of your intended revised disclosure.

Response:  Regarding the major categories of finance and other receivables, the Company will add the following to Finance and Other Receivables in Note D to Consolidated Financial Statements.

The Company’s Financial Services’ finance and other receivables consist of the following:

Loans represent fixed or floating rate loans to customers collateralized by the vehicles purchased.  Retail direct financing and sales-type finance leases are contracts leasing equipment to retail customers and dealers, respectively.  These leases are reported as the sum of minimum lease payments receivable and estimated residual value of the property subject to the contracts, less unearned income.  Dealer wholesale financing represents floating rate wholesale loans to PACCAR dealers for new and used trucks.  The loans are collateralized by the trucks being financed.  Interest and other receivables are amounts due under operating leases and other amounts due in the normal course of business.

The Company did not provide the information on loans on non-accrual status because it was not considered material.  For your information, the following is provided:

Included in the finance and other receivables balances at December 31, 2008 and 2007, respectively, were $79.9 and $56.4 of loans for which interest income recognition was suspended.  The Company did not have any investment in loans that were past due 90 days or more for which interest income was accrued for in the two years ended December 31, 2008 and 2007.

In future filings, the Company will disclose this information if significant.

For 2008 and 2007, the balances related to repossessed assets were considered immaterial compared to financial services total assets.  The repossessed assets held for sale were $46.9 and $20.3 at December 31, 2008 and December 31, 2007, respectively.  The amount represented 0.5 % and 0.2% of the balance reported for finance and other receivables total assets at December 31, 2008 and December 31, 2007, respectively.  The Company records losses based on the estimated market value at the time of repossession.  Repossessed assets are typically disposed of promptly after repossession with differences between the estimated market value and the ultimate sales price not being material.  If these become more significant, the Company will provide separate disclosure in future filings.

12.       Please consider revising to disclose contractual maturities of finance and other receivables in a table by major receivable category. Also, please consider disclosing allowance for losses by major receivable category.

Response: The annual contractual maturities as well as the allowance for losses for finance and other receivables are disclosed in Note D and E, respectively. The Company believes the current disclosure complies with the SEC Regulation S-X.T Rule 5-02.

13.       Please revise to disclose the total recorded investment in impaired loans at the end of each reporting period, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance, and the amount of that recorded investment for which there is no related allowance. Please also disclose the average recorded investment in the impaired loans during each period. Refer to paragraph 20 of SFAS 114.

Response:  The Company did not provide the information because it was not considered material.  For your information, the following is provided:

Included in the finance and other receivables balances at December 31, 2008 and 2007, respectively, were $123.3 and $120.3 of impaired loans for which specific allowance for credit losses of $41.1 and $18.7 were provided pursuant to SFAS 114.  All the impaired loans have a specific allowance for credit losses. The average recorded investment in impaired loans during the years ended December 31, 2008, 2007 and 2006, was $109.6, $64.9 and $21.6, respectively. The Company recognized interest income of $3.3, $2.6 and $.6 for the years ended December 31, 2008, 2007 and 2006, respectively, on those impaired loans, all of which were recognized in income upon receipt of cash.

In future filings, the Company will disclose this information if material.

14.       Please consider disclosing qualitative data related to your finance receivables that would better allow investors to understand the types and characteristics of assets in your portfolio.

Response: The Company believes the additional disclosure to be added to the finance and other receivables note as discussed in the response to comment 11 will enhance investors understanding of the characteristics of the assets in our portfolio.

Note E: Allowances for Losses, page 39

15.       Please consider combining Notes D and E to provide all disclosures related to receivables and related allowances in one footnote.

The Company believes it is appropriate to continue to disclose this information in two sequential footnotes as Note D relates to Financial Services and Note E refers to Truck and Other and Financial Services.

Note S: Segment and Related Information, page 49

16.       Please advise us of what consideration you gave to reporting Paccar Parts as a separate reportable segment. We note on page three that, as a percentage of total consolidated net sales and revenue, part sales were 15.1% in 2008, 15.0% in 2007 and 11.8% in 2006. Also, on page 27 we note that you completed construction of a new parts distribution center in Hungary, which appears to be separate from your truck operation. In your response, provide an analysis of Paccar Parts against the criteria in paragraphs 10-15 of SFAS 131.

Response:  The Company regularly reviews the criteria related to segment reporting under SFAS 131.  The Company’s parts operations are significantly interconnected and similar with truck operations and have similar economic characteristics.  PACCAR believes it is appropriate to report its truck and related parts operations as a segment for the following reasons:

The Company revenues and certain direct costs associated with parts sales are separately identified; however, the Company does not measure operating profit for this activity.  A complete set of financial statements, including a worldwide balance sheet, income statement and cash flow statement are not prepared.  PACCAR Parts is not organized or managed by the Chief Operating Decision Maker (CODM) in such a manner.  Parts revenues and contribution margin by region are reviewed together with Truck operating results by the CODM.

PACCAR’s trucks and related aftermarket parts products and services all relate to Trucks and the services needed to maintain them. The Company’s trucks and related aftermarket parts and services are sold through the same channel, the dealer network.  The location for parts distribution centers are chosen to provide the most cost effective and efficient distribution to PACCAR’s dealer network.  The Company designs and manufactures trucks and related parts that are either manufactured by the Company or designed to the Company’s specifications.  The Company’s approach to product design includes designing parts that have premium characteristics, including ease of serviceability, long life expectancy and reliability for both initial installation during truck assembly and eventual use in aftermarket parts.

PACCAR will continue to monitor the appropriateness of its reporting segments as its business evolves in the future.

Other

17.       Please provide the disclosures required by SFAS 128 paragraphs 40 and 41.

Response: The Company’s disclosure of weighted average shares outstanding is on page 31. Information related to shares with dilutive and antidilutive effects is included in Note R of the Consolidated Financial Statements on page 48.  Since the Company’s equity consists only of common stock, the disclosure requirement to reconcile net income available to common stockholders does not apply.

Since the Company had no outstanding preferred stock during the periods presented and there was no material issuance of stock options or any other instruments involving common stock between January 1, 2009 and February 27, 2009 (i.e., the Form 10-K filing date) the disclosure requirements in paragraph 40b and 41 do not apply.

In future filings, the Company will consolidate all the above information related to earnings per share in a separate note to the Financial Statements.

The Company acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas E. Plimpton
Thomas E. Plimpton
Vice Chairman and Chief Financial Officer